

SEC[ ]MISSION

06004044



SEC MAIL RECEIVED PROCESSING
FEB 27 2006
WASH. D.C. 199 SECTION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 44085

AB
3/15

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING    **January 1, 2005**    AND ENDING    **December 31, 2005**
(MM/DD/YY)           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Mirus Securities, Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**200 Wheeler Road, 4th Floor (South)**
(No. and Street)

**Burlington**          **MA**          **01803**
(City)          (State)          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**David Hoffer**          **781-418-5900**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Mayer Hoffman McCann P.C.**
(Name - *if individual, state last, first, middle name*)

**222 South 9th Street, Suite 1700**    **Minneapolis**    **MN**    **55402**
(Address)      (City)      (State)      (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*



Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

# OATH OR AFFIRMATION

I, David Hoffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirus Securities, Inc. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                     Signature

                                                     Title

                 Notary Public

SHERRY L. GOLDBERG
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires July 18, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MIRUS SECURITIES, INC.**

**FINANCIAL STATEMENTS
AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT**

Years Ended December 31, 2005 and 2004



**Mayer Hoffman McCann P.C.**

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors

## MIRUS SECURITIES, INC.

We have audited the statements of financial condition of Mirus Securities, Inc. as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Mirus Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

*Mayer Hoffman McCann P.C.*

Minneapolis, Minnesota
February 8, 2006

# MIRUS SECURITIES, INC.

## STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

|  | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| ASSETS: | | |
| Cash and cash equivalents | $ 79,272 | $ 24,718 |
| Accounts receivable | - | 25,794 |
| TOTAL ASSETS | $ 79,272 | $ 50,512 |
| **LIABILITIES** | | |
| LIABILITIES: | | |
| Accounts payable and accrued expenses | $ 32,500 | $ 5,500 |
| TOTAL LIABILITIES | 32,500 | 5,500 |
| **STOCKHOLDER'S EQUITY** | | |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, no par value, stated value $1.00 per share; authorized 20,000 shares, issued and outstanding 100 shares | 100 | 100 |
| Additional paid-in capital | 21,146 | 21,146 |
| Retained earnings | 25,526 | 23,766 |
| TOTAL STOCKHOLDER'S EQUITY | 46,772 | 45,012 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 79,272 | $ 50,512 |

See Notes to Financial Statements

# MIRUS SECURITIES, INC.

## STATEMENTS OF OPERATIONS

Years Ended December 31, 2005 and 2004

|  | 2005 | 2004 |
|---|---|---|
| REVENUES | $ 1,291,557 | $ 536,333 |
| OPERATING EXPENSES: | | |
| Consulting fees | 1,251,580 | 495,005 |
| Management fees | 28,319 | 39,371 |
| NASD fees | 1,563 | 1,995 |
| Other expenses | 7,879 | 8,629 |
| TOTAL OPERATING EXPENSES | 1,289,341 | 545,000 |
| INCOME (LOSS) BEFORE INCOME TAXES | 2,216 | (8,667) |
| INCOME TAXES | 456 | - |
| NET INCOME (LOSS) | $ 1,760 | $ (8,667) |

See Notes to Financial Statements

# MIRUS SECURITIES, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2005 and 2004

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance, December 31, 2003 | 100 | $ 100 | $ 21,146 | $ 32,433 | $ 53,679 |
| Net income (loss) | | | - | (8,667) | (8,667) |
| Balance, December 31, 2004 | 100 | 100 | 21,146 | 23,766 | 45,012 |
| Net income (loss) | | | - | 1,760 | 1,760 |
| Balance, December 31, 2005 | 100 | $ 100 | $ 21,146 | $ 25,526 | $ 46,772 |

See Notes to Financial Statements

# MIRUS SECURITIES, INC.

## STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

|  | 2005 | 2004 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ 1,760 | $ (8,667) |
| Decrease (increase) in operating assets: | | |
| Receivables | 25,794 | (18,007) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and accrued expenses | 27,000 | - |
| NET INCREASE (DECREASE) IN CASH | 54,554 | (26,674) |
| CASH, BEGINNING OF YEAR | 24,718 | 51,392 |
| CASH, END OF YEAR | $ 79,272 | $ 24,718 |

See Notes to Financial Statements

## ( 1 )   Nature of business and significant accounting policies

**Nature of business** - Mirus Securities, Inc. (the Company) was incorporated as a Massachusetts business in May 1998. The Company acts as a broker-dealer engaged in the placement of corporate or other securities to institutional or eligible private placement purchasers.

The Company cannot hold customer funds or securities and does not expect significant business activity for or with retail securities customers.

The Company works together with Mirus Capital Advisors, Inc. (formerly RCW Mirus, Inc.) (Advisors) to provide investment-banking solutions to mid-sized public corporations primarily in the technology and manufacturing industries.  The Company derives most of its revenues from commissions earned on a limited number of investment banking transactions closed each year.   On December 26, 2003, the stockholders of the Company agreed to transfer all of their ownership interests in the Company to Advisors, the affiliated company.  The Company reimburses Advisors for expenses and services expended on behalf of its clients (see note 2).

The Company has filed with regulatory agencies in order to transact business as a broker-dealer.  As a broker-dealer the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

**A summary of the Company's significant accounting policies follows:**

**Cash and cash equivalents** - For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits.   The Company has not experienced any losses on such accounts.  The Company believes it is not exposed to any significant credit risk on cash.

**Client fees receivable** - Client fees receivable include consulting fees and reimbursable expenses. The consulting fees are due in 30 days and any unpaid reimbursable expenses are collected at the time of closing on the related investments banking transaction. Reimbursable expenses on investment banking activities which do not close are due in 30 days.

The carrying amount of client fees receivable are reduced by a valuation allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2005 and 2004, management analysis has indicated that all balances are collectible. Generally, no interest is charged on delinquent accounts.

# MIRUS SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

### ( 1 )    Nature of business and significant accounting policies (Continued)

**Revenue recognition** - Accomplishment fee income and related expenses for transactions are recognized on the settlement date, which is generally the trade execution date. There would be no material effect on the financial statement if trade execution date instead of settlement date were used.

Consulting fees are billed to customers and recognized as revenue on a monthly basis as the services are performed.

**Use of estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Federal and state income taxes** -  The Company, with the consent of its stockholders, will be taxed under sections of federal and Massachusetts income tax law, which provides that, in lieu of corporation income taxes, the stockholders will separately account for their pro-rata shares of the Company's income, deductions, losses and credits.  State minimum fees paid during 2005 amounted to $456.

### ( 2 )    Related party transactions

During 2005 and 2004, the Company paid Advisors $1,280,000 and $534,000, respectively, for investment banking, consulting, and administrative services. Amounts to be paid to Advisors for its service in investment banking are only payable on successful completion of and payment for services.  At December 31, 2005, $27,000 is due to Advisors.

### ( 3 )    Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2005, the Company had net capital and net capital requirements of $46,772 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .69 to 1.

### ( 4 )    Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

**ADDITIONAL INFORMATION**



**Mayer Hoffman McCann P.C.**

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

# INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

## MIRUS SECURITIES, INC.

We have audited the financial statements of Mirus Securities, Inc. as of December 31, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

*Mayer Hoffman McCann P.C.*

Minneapolis, Minnesota
February 8, 2006

## MIRUS SECURITIES, INC.
## COMPUTATION OF AGGREGATE INDEBTEDNESS AND
## NET CAPITAL PURSUANT TO RULE 15c3-1
### December 31, 2005

| | |
|---|---:|
| **Total stockholder's equity from the statement of financial condition** | $ 46,772 |
| Deductions: | |
| Non-allowable assets | 0 |
| Net capital before haircuts on securities positions | 46,772 |
| Haircuts on securities: | |
| Trading and investment securities | 0 |
| **Net capital** | **$ 46,772** |
| Aggregate indebtedness: | |
| Included in statement of financial condition: | |
| Accounts payable and accrued expenses | $ 32,500 |
| Computation of basic net capital requirement: | |
| Minimum net capital required (the greater of | |
| $5,000 or 6-2/3% of aggregate indebtedness) | $ 5,000 |
| Capital in excess of minimum requirement | $ 41,772 |
| Ratio, aggregate indebtedness to net capital | 0.69 |

See Report on Additional Information

**MIRUS SECURITIES, INC.**

**RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS**

**AND NET CAPITAL WITH THAT OF THE REGISTRANT**

**AS FILED IN PART IIA OF FORM X-17A-5**

**December 31, 2005**

## AGGREGATE INDEBTEDNESS

There were no material adjustments to the aggregate indebtedness calculation.

## NET CAPITAL

There were no material adjustments to the net capital calculation.

See Report on Additional Information

## MIRUS SECURITIES, INC.
## STATEMENT PURSUANT TO RULE 15c3-3 OF THE
## SECURITIES EXCHANGE ACT OF 1934
### December 31, 2005

As described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of the rule.

See Report on Additional Information



**Mayer Hoffman McCann P.C.**

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

**MIRUS SECURITIES, INC.**

In planning and performing our audit of the financial statements of Mirus Securities, Inc. for the year ended December 31, 2005, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mirus Securities, Inc. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures on the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be determined within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 8, 2006